82-34703

Form 45-102F1

04046693

Notice of Intention to Distribute Securities u
MI 45-102 *Resale of Securities*

NOV 08 2004

SUPPL

Reporting issuer
1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder
2. Your name: Roland Langset

3. The offices or positions you hold in the reporting issuer: President and Director

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   6894158 common shares of the reporting issuer.
   Control or direction over an additional 4736842 common shares of the reporting issuer held by Commonwealth Enterprise fund.

Distribution
6. Number and class of securities you propose to sell: 200000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold privately.

Warning
It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate
I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

dlw 12/15

Date November 30, 2004

Roland Langset
Your name (Selling security holder)

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Your signature (or if a company, the signature of your authorized signatory)

Name of your authorized signatory

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder

2. Your name: Commonwealth Enterprise Fund Inc.

3. The offices or positions you hold in the reporting issuer: N/A

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   4736842 common shares of the reporting issuer.

Distribution

6. Number and class of securities you propose to sell: 200000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold on an TSX.V exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date November 30, 2004

Commonwealth Enterprise Fund Inc.
Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)

Roland Langset
Name of your authorized signatory